United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale announces new share buyback program

Rio de Janeiro, February 19th, 2025 – Vale S.A. ("Vale" or "Company") informs that its Board of Directors has approved, today, a new share buyback program for the acquisition of up to 120 million common shares1 within a period of 18 months from this date2 (the “new share buyback program”), representing approximately 3.0% of the outstanding shares3.

The approval of the new share buyback program demonstrates management's continued confidence in Vale’s business outlook, the management's discipline in capital allocation and the commitment to creating and sharing value with the company’s shareholders. The decision considered the imminent expiration of the current buyback program4, through which Vale has repurchased approximately 34 million shares to this date.

The new share buyback program was approved in accordance with Brazilian capital market regulations and will be implemented on the stock exchanges at market prices. Additional information can be found in Annex G of CVM Resolution 80/2022, filed with the Brazilian Securities Commission.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 Including the respective American Depositary Receipts (ADRs).

2 The plan now approved will come into effect on April 26, 2025, after the end of the current program.

3 Considering the current shareholding position.

4 With a mandatory expiration date on April 25, 2025, after 18 months.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2025		Director of Investor Relations